EXHIBIT (iv)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Years ended December 31,

	2008	2007	2006	2005	2004

Income from continuing operations before income taxes and minority interest	$713,177	$660,711	$914,490	$811,668	$608,390
Add:
Interest expense	229,343	250,540	228,418	193,174	161,650
Portion of rents representative of the interest factor	43,030	48,969	46,255	52,823	51,445
Amortization of capitalized interest	1,717	1,717	1,345	986	1,473

Income as adjusted	$987,267	$961,937	$1,190,508	$1,058,651	$822,958

Fixed charges:
Interest expense	$229,343	$250,540	$228,418	$193,174	$161,650
Portions of rents representative of the interest factor	43,030	48,969	46,255	52,823	51,445
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	31,610	33,412	21,819	16,512	8,338

Total fixed charges	$303,983	$332,921	$296,492	$262,509	$221,433

Ratio of earnings to fixed charges	3.25	2.89	4.02	4.03	3.72

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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